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Exhibit 12(a)

Alaska Air Group, Inc.

Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	Three Months Ended March 31,		Year Ended December 31,
	2001	2000	2000	1999	1998	1997	1996
Earnings:
Income (loss) before income tax and accounting change	$(51,300)	$(15,400)	$(15,700)	$220,700	$204,400	$123,600	$64,349
Less: Capitalized interest	(3,600)	(3,400)	(15,500)	(10,200)	(6,600)	(5,300)	(1,031)
Add:
Interest on indebtedness	12,100	7,900	36,000	16,300	21,200	33,600	38,394
Amortization of debt expense	183	67	330	440	682	685	1,224
Portion of rent under long-term operating leases representative of an interest factor	20,540	19,588	80,680	81,437	80,547	72,900	71,562

Earnings Available for Fixed Charges	$(22,077)	$8,755	$85,810	$308,677	$300,229	$225,485	$174,498

Fixed Charges:
Interest	12,100	7,900	36,000	16,300	21,200	33,600	38,394
Amortization of debt expense	183	67	330	440	682	685	1,224
Portion of rent under long-term operating leases representative of an interest factor	20,540	19,588	80,680	81,437	80,547	72,900	71,562

Total Fixed Charges	$32,823	$27,555	$117,010	$98,177	$102,429	$107,185	$111,180

Ratio of Earnings to Fixed Charges	(0.67)	0.32	0.73	3.14	2.93	2.10	1.57

Coverage deficiency	$54,900	$18,800	$31,200	—	—	—	—

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  Exhibit 12(a)
Alaska Air Group, Inc. Computation of Ratio of Earnings to Fixed Charges (In thousands, except ratios)